Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Dated July 9, 2007

Filed Pursuant to Rule 433

Dated July 18, 2007

Registration Statement: No. 333-143903

4,700,000 SHARES

COMMON STOCK

American Superconductor Corporation has recently learned that the United States House of Representatives’ Committee on Energy and Commerce, or Committee, and its Subcommittee on Oversight and Investigations has sent a letter to the United States Department of Homeland Security, or DHS, indicating that it is reviewing the origins of the sole source contract that DHS awarded to American Superconductor and Consolidated Edison for a project to develop electricity grids in New York City that can withstand major disruptions. As we previously announced, we signed a letter contract on this project on May 18, 2007 with DHS worth $1.7 million, of which DHS is funding $1.1 million. Final contract terms between DHS and us are being negotiated. Total project costs are estimated to be $39.3 million with DHS providing up to $25 million of the total project cost.

We have also learned that the Committee sent a letter to the Department of the Navy seeking information and documents regarding completed contracts between the U.S. Navy and us.

The Committee did not state the reason for its review of these matters. We have not been contacted regarding these matters and no information has been requested from us. Negotiations between us and DHS regarding the final contract are continuing. While we continue to expect to successfully complete this contract, there can be no assurance that we will do so.

The issuer has filed a registration statement (No. 333-143903), including a prospectus, with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Jefferies & Company, Inc. at 1-212-284-2300 or Needham & Company, LLC at 1-212-705-0345.